ArvinMeritor, Inc.
2135 W. Maple Rd.
Troy, MI 48084

January 15, 2010

James D. Donlon, III
[Address Redacted]

Dear Jim:

Subject: Mutually Agreed Upon Separation

This letter confirms your acceptance of a separation package from ArvinMeritor, Inc (“ArvinMeritor” or the “Company”). The decision was reached after consideration of a number of factors, including your service with ArvinMeritor. Both parties expressly agree that your acceptance of this agreement is completely voluntary. You and the Company have agreed to enter into this agreement pursuant to the following terms and conditions:

1.	Your last day of work with the Company is January 15, 2010.

2.

Beginning January 16, 2010, you will receive separation pay equal to twenty-four (24) months (or 104 weeks) of your annual salary (at a compensation rate of $703,800.00 annually). Payments will be made semi-monthly through January 13, 2012.

3.

Given that your last day of active employment will be January 15, 2010, you will be eligible to receive an incentive compensation plan (ICP) payment for active time worked in fiscal year 2010. Such payment will be subject to the applicable formula, in accordance with the Plan metrics. Final award determination, if any, is subject to approval by the Compensation & Management Development Committee of the Board of Directors. If an award is approved, payment will be paid 50% in December 2010 and 50% in January 2011.

4.	You will be eligible to receive Long-Term Incentive (LTIP) Performance Plan awards in accordance with your letter dated September 15, 2009 as follows:

-	FY2008-FY2010 LTIP award will be paid 50% in December 2010 and 50% in January 2011, pending Board of Directors approval, based upon applicable formulae and final results.

-	FY2009-FY2011 LTIP award will be paid 50% in December 2011 and 50% in January 2012, pending Board of Directors approval, based upon applicable formulae and final results.

5.

You have received annual grant(s) of restricted stock. In accordance with your letter dated September 15, 2009, you are eligible for full and immediate vesting of your shares granted on January 2, 2008 and September 14, 2009. Shares will vest on January 18, 2010 – the next available trading date post active employment - in accordance with the terms of the agreements signed at the time of the grants.

6.	Your financial planning and car allowances will continue through your separation (January 13, 2012).

7.	You will receive Company sponsored outplacement assistance in the form of a twelve (12) month program not to exceed $10,000.

8.	Short and long term disability coverage will cease as of January 16, 2010.

9.

Savings plan participation will cease as of January 16, 2010. You are 100% vested in your savings plan deferrals and related company matching contributions and partially vested in the pension contribution in your savings plan accounts You will be able to request a plan distribution before the end of your separation. Please contact T. Rowe Price for information about your ArvinMeritor Savings Plan account at 1-800-922-9945.

10.

If you are currently enrolled in medical, dental and/or vision coverage and the payroll deductions associated therewith, coverage will remain in force through January 31, 2012. After January 31, 2012, you will be entitled to continue your group medical, dental and vision coverage at your own expense for a period of up to 18 months through COBRA. Information as to the cost of such coverage will be supplied to you approximately two weeks following the expiration of your separation period. Life and accidental death and personal loss insurance coverage will remain in force through January 31, 2012 and the life insurance coverage only may be converted to an individual policy within 31 days after termination of coverage by contacting MetLife at (888)622-6616. Payroll deductions for any supplemental life insurance and/or supplemental accidental death and dismemberment insurance coverage that you may have elected will continue through January 31, 2012. MetLife will contact you through the mail following that date with regard to your ability to convert the supplemental coverage to an individual policy. If you become subsequently employed and covered by a health insurance plan of a new employer, your coverage under the Company’s health plans will cease as of the date you become covered under such other employer’s health plan.

11.

Based on your age, you have met the vesting rights under the ArvinMeritor Retirement Plan. You are currently eligible to retire and you can commence your retirement benefit prior to the end of your separation. Please call the ArvinMeritor Retirement Center at 888-869-3772 for information about your pension benefit. You must apply for your pension benefits at least 60 days but not more than 90 days prior to your retirement date. However, if you elect to retire prior to the end of your separation period, your active employee medical, dental and/or vision coverages will terminate and you will become eligible for the then available retiree medical coverage, if any.

12.	Your compensation checks will be mailed to your home or direct deposited unless you specify otherwise. Please let us know in writing if you change your address.

13.

You will not disparage, portray in a negative light, or take any action which would be harmful to, or lead to unfavorable publicity for, the Company or its subsidiaries or divisions, or any of its or their current or former officers, directors, employees, agents, consultants, contractors, owners, divisions, parents or successors, whether public or private, including without limitation, in any and all interviews, oral statements, written materials, electronically displayed materials and materials or information displayed on Internet- or intranet-related sites. In the event of a breach or threatened breach of this paragraph, you agree that the Company will be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach and you acknowledge that damages would be inadequate and insufficient.

14.

The Company will not disparage, portray in a negative light, or take any action which would be harmful to, or lead to unfavorable publicity for, you, including without limitation, in any and all interviews, oral statements, written materials, electronically displayed materials and materials or information displayed on Internet- or intranet-related sites. In the event of a breach or threatened breach of this paragraph, the Company agrees that you will be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach and the Company acknowledges that damages would be inadequate and insufficient.

15.

You will deliver promptly to the Company (and not keep in your possession or deliver to any other person or entity) any and all property belonging to the Company in your possession or under your control, including without limitation, computer hardware/software, credit cards, PDA’s, pagers, other electronic equipment, records, data, notes, reports, correspondence, financial information, customer files and information and other documents or information (including any and all copies of such Company property).

16.

You agree, on behalf of yourself, your heirs, executors, administrators and assigns, to release, acquit and forever discharge the Company and its subsidiaries and divisions and its and their respective current and former officers, directors, employees, agents, owners, affiliates, successors and assigns (the "Company Released Parties") of and from any and all manner of actions and causes of action, suits, debts, damages, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, rights and demands whatsoever, whether known or unknown ("Losses"), which you, your heirs, executors, administrators and assigns ever had, now have or may hereafter have, against the Company Released Parties or any of them arising out of or by reason of any cause, matter or thing whatsoever from the beginning of the world to the date hereof, including without limitation, any and all matters relating to your employment by the Company and its predecessors and the cessation thereof, any and all matters relating to your compensation and benefits by or from the Company and its predecessors and any and all matters arising under any federal, state or local statute, rule, regulation or principle of contract law or common law.

You understand that as a result of this, you will not have the right to assert that the Company unlawfully terminated your employment or violated any of your rights in connection with your employment.

You affirm that you have not filed, and agree not to initiate or cause to be initiated on your behalf, any complaint, charge, claim or proceeding against the Company Released Parties before any federal, state or local agency, court or other body relating to your employment, the cessation thereof or any other matters covered by the terms described above, and agree not to voluntarily participate in such a proceeding.

17.

The Company agrees on behalf of its subsidiaries and divisions and its and their respective current and former officers, directors, employees, agents, owners, affiliates, successors and assigns (the "Company") to release, acquit and forever discharge you, your heirs, executors, administrators and assigns, of and from any and all manner of actions and causes of action, suits, debts, damages, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, rights and demands whatsoever, whether known or unknown ("Losses"), which the Company, its subsidiaries and divisions and its and their respective current and former officers, directors, employees, agents, owners, affiliates, successors and assigns, ever had, now have or may hereafter have, against you or any of them arising out of or by reason of any cause, matter or thing whatsoever, excepting any act found to be criminal, by a court of competent jurisdiction, from the beginning of the world to the date hereof, including without limitation, any and all matters relating to your employment by the Company and its predecessors and the cessation thereof, any and all matters relating to your compensation and benefits by or from the Company and its predecessors and any and all matters arising under any federal, state or local statute, rule, regulation or principle of contract law or common law.

The Company understands that as a result described above, the Company will not have the right to assert that you unlawfully terminated your employment or violated any of the Company’s rights in connection with your employment.

The Company affirms that it has not filed, and agrees not to initiate or cause to be initiated on its behalf, any complaint, charge, claim or proceeding against you before any federal, state or local agency, court or other body relating to your employment, the cessation thereof or any other matters covered by the terms of described above, and agrees not to voluntarily participate in such a proceeding.

18.

The Company and you agree that the terms and conditions of this Letter Agreement are confidential and that neither party will disclose the terms of this Letter Agreement to any third parties, other than (i) disclosure by you to your spouse, (ii) disclosure by the Company or you to its or your respective attorneys, auditors, financial advisors and accountants, (iii) as may be required by law (including securities laws) or (iv) as may be necessary to enforce this Letter Agreement. Without limiting the generality of the foregoing, you acknowledge that the Company may, to the extent required by applicable law, describe or incorporate the terms of this Letter Agreement in, and/or file or incorporate this Letter Agreement as an exhibit to, one or more filings with the Securities and Exchange Commission.

19.	ArvinMeritor shall have the right to terminate this agreement at any time if you materially breach any of the obligations stated herein under this agreement.

20.

You acknowledge that you have been advised to consult with an attorney prior to signing this agreement. You also acknowledge, understand and agree that this agreement is voluntarily entered into by you in consideration of the undertakings by ArvinMeritor as set forth herein and is consistent in all respects with the discussions by ArvinMeritor personnel with you relating to your separation.

21.

You agree that for a period of twenty-four (24) months following the date of your departure January 15, 2010 from the Company, you will not solicit for employment any ArvinMeritor related employee, unless permission to do so is granted to you in writing by ArvinMeritor’s CEO or his designee. You also agree that you will not disclose, nor will you use any ArvinMeritor proprietary information.

22.

This agreement is a complete and final agreement between ArvinMeritor and its successors and James D. Donlon, III, and supersedes all other offers, agreements, and negotiations. Notwithstanding the foregoing, the Invention Assignment and Arbitration Agreements remain in full force and effect.

23.

You will have until February 5, 2010, in which to consider this agreement, and you may revoke this agreement within seven days of signing. This agreement will not become effective until the revocation period has expired. For the avoidance of doubt, until such time as the revocation period has expired, the separation pay described herein shall be limited to two weeks of your current salary. In the event that you take the full time provided hereunder to review this agreement and you sign on February 5, 2010 and you do not exercise your right to revoke, you will receive in a lump sum an amount equal to the number of weeks due and owning since the payments ceased.

24.

If you decide not to sign this agreement you will be paid 2 weeks salary and the dates and eligibility for the various incentives and benefits indicated in this agreement would be modified to your final day of separation.

Sincerely,

/s/ Vernon G. Baker, II
Vernon G. Baker, II
Senior Vice President & General Counsel

cc:      C. McClure
           D. Riddell

     Accepted and Agreed by:

 /s/James D. Donlon, III

 James D. Donlon, III

 January 15, 2010

 Date